[NBC Acquisition Corp. Letterhead]


April 17, 2007




Via EDGAR


United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of NBC Acquisition Corp., a Delaware corporation, and Nebraska Book Company, Inc. (NBC), a Kansas corporation (together, the "Companies"), we respectfully submit this letter in response to the comments received from the Staff of the Securities and Exchange Commission (the "Staff") in a letter from William H. Thompson dated March 30, 2007 (the "Comment Letter"). As disclosed in the NBC Acquisition Corp. Annual Report on Form 10-K for the fiscal year ended March 31, 2006, NBC is a wholly owned subsidiary of NBC Acquisition Corp. NBC is also a registrant filing its periodic and annual filings under Commission File Number 333-48221. As applicable, additional disclosures or other revisions resulting from this Comment Letter will also be incorporated into NBC's filings.

In connection with the Companies' responses to the aforementioned comments from the Staff, the Companies acknowledge that:

         (1) The Companies are responsible for the adequacy and accuracy of the disclosures in their filings;

         (2) Staff comments or changes to disclosures in response to Staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the filings; and

         (3) The Companies may not assert Staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the filing to which the comment pertains. References in the responses below to page numbers refer to page numbers in the applicable filing.





       ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2006


1.   CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE 41.

         COMMENT -- Please separately state net sales and related costs and expenses from tangible products and other classes of revenues identified in paragraph 1(a) of Rule 5-03(b) of Regulation S-X that exceed 10 percent of total revenues. Each class which is not more than

         10 percent of total revenues may be combined with other classes of not more than 10 percent of total revenues. Please refer to Rule 5-03(b) of Regulation S-X. In addition, please tell us the amounts of net sales and revenues from services, computer software and hardware, software licenses and maintenance contracts for each period presented.

         RESPONSE -- Historically, the Companies have not separately stated net sales and related costs and expenses from tangible products and from other classes of revenues as the other classes of revenues combined fall well below 10 percent of total consolidated revenues on an annual basis and are trending downward. For the one month ended March 31, 2004, other classes of revenues, on a combined basis, were in excess of 10 percent of total revenues, an anomaly which was the result of a one-month presentation and would not be expected to be present in future periods. We will monitor the other classes of revenues and begin separately stating net sales and related costs and expenses from tangible products and from other classes of revenues if other classes of revenues, on a combined basis, rise above 10 percent of total consolidated revenues. The various components of consolidated revenues for the past three fiscal years are as follows:



                                                                               Year Ended March 31,
                                                         ----------------------------------------------------------------
                                                                     2006                               2005
                                                         -----------------------------      -----------------------------
REVENUES:
  Tangible products                                      $404,927,489             96.4%     $383,774,724             95.4%
  Services                                                  4,336,692              1.0%        7,445,718              1.9%
  Computer hardware and software (including licensing)      4,109,010              1.0%        3,740,824              0.9%
  Software maintenance contracts                            3,549,334              0.8%        3,187,687              0.8%
  Freight                                                   3,185,374              0.8%        4,005,387              1.0%
                                                         ------------     ------------      ------------     ------------
    Total                                                $420,107,899            100.0%     $402,154,340            100.0%
                                                         ============     ============      ============     ============


                                                                 1 Month Ended                      11 Months Ended
                                                                 March 31, 2004                    February 29, 2004
                                                         -----------------------------      -----------------------------
REVENUES:
  Tangible products                                      $ 11,606,291             87.2%     $365,369,020             94.8%
  Services                                                    463,521              3.5%        6,182,033              1.6%
  Computer hardware and software (including licensing)        663,733              5.0%        5,965,807              1.6%
  Software maintenance contracts                              192,510              1.4%        2,084,954              0.5%
  Freight                                                     391,339              2.9%        5,761,860              1.5%
                                                         ------------     ------------      ------------     ------------
    Total                                                $ 13,317,394            100.0%     $385,363,674            100.0%
                                                         ============     ============      ============     ============






2. NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- REVENUE RECOGNITION, PAGE 45.

         COMMENT -- Please revise to disclose and/or clarify the revenue recognition policies of your retail bookstore, wholesale textbook and complementary services divisions. With respect to revenues from product sales recognized at the time of shipment, please disclose why delivery has occurred. In your response, show us what the revisions to your disclosures will look like. In addition, please tell us in detail how you account for the revenues of your complementary services division and the basis in GAAP for your revenue recognition policies. Please specifically address revenues from services, computer software and hardware, software licenses and maintenance contracts.

         RESPONSE -- Beginning with our Annual Reports on Form 10-K for the year ended March 31, 2007, we will modify the revenue recognition policy disclosure in the footnotes to the consolidated financial statements to read as follows:

              REVENUE RECOGNITION:

                  Textbook Division -- The Textbook Division recognizes revenue from the sale of used textbooks when title passes (at the time of shipment), net of estimated product returns. The Textbook Division has established a program which, under certain conditions, enables its customers to return the used textbooks. The effect of this program is estimated utilizing actual historical return experience and revenues are adjusted accordingly.

                  Bookstore Division -- The Bookstore Division's revenues consist primarily of the sale of new and used textbooks, as well as a variety of other merchandise including apparel, general books, sundries, and gift items. Such sales occur primarily "over-the-counter" with revenues being recognized at the point of sale.

                  Complementary Services Division -- Complementary Services Division revenues come from a variety of sources, including the sale of distance education materials, the sale of computer hardware and software (and licensing thereof), software maintenance contracts, membership fees, and a variety of services provided to college bookstores. Revenues from the sale of distance education materials and computer hardware/software (and licensing thereof) are recognized at the time of delivery. Software maintenance contracts and membership fees are generally invoiced to the customer annually, with the revenues being deferred and recognized on a straight-line basis over the term of the contract. Revenues from the various services provided to college bookstores are recognized once services have been rendered.


3. NOTE O. STOCK-BASED COMPENSATION, PAGE 62.

         COMMENT -- We note from your disclosure in footnote 4 on page 76 that the estimated fair market value methodology used to value the restricted shares was based on the March 4, 2004 transaction, though on a discounted basis. Please explain your valuation methodology, including significant assumptions, to us in detail and why the valuation represents your best estimate of the market value of the stock on the date of issuance of the restricted shares. Please also tell us whether the valuation was a contemporaneous or retrospective valuation of the stock as of the issuance date performed by an unrelated valuation specialist using best practices identified by the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In addition, please tell us how you are treating outstanding restricted stock in your earnings per share computations.

         RESPONSE -- The fair value of the NBC Holdings Corp. common stock is calculated contemporaneously by management using a methodology that is substantially consistent with the methodology used in the last three majority owner equity transactions which took place on March 4, 2004, August 2, 2002, and February 13, 1998. Management believes that consistent methodology provides the best estimate of the fair value of the common stock on the date of issuance, once adjusted for certain other factors as described below.

         The detailed steps of the methodology include the determination of an estimated enterprise value using a multiple of "9 times" EBITDA. The enterprise value is then reduced by outstanding debt to derive an equity value. The equity value is then divided by outstanding common stock and common stock equivalents to arrive at an estimated equity value per share. That value is then adjusted for certain other factors, including minority interest position and illiquidity of the instrument, to arrive at an estimated fair value per share of common stock for minority shareholders who have no liquid market. Recognizing that valuing private company stock involves material judgments, including the selection of reasonable discounts for the impacts of minority interest and illiquidity, NBC Acquisition Corp. uses a discount of 10% for minority interest and a discount of 30% for illiquidity in its calculations. NBC Holdings Corp.'s Board of Directors and management believe that the discounts that it has selected are reasonable in arriving at their best estimate of the fair value of the common stock. Management also believes such discounts are within a reasonable range of discounts used today by valuation experts when estimating the value of private companies -- this was supported by two separate discount analysis performed by independent valuation consultants on September 15, 2006 and on June 28, 2001. See further discussion regarding the 2005 Restricted Stock Plan and the calculation of stock-based compensation thereon in our response to Comment 10 (note that the current fair value of the common stock is well below the $3.0 million minimum compensation benefit). The 4,200 shares of common stock issued under the 2005 Restricted Stock Plan are included in the 554,094 shares of NBC Acquisition Corp. common stock issued and outstanding at March 31, 2006 and are treated the same as other shares of common stock issued and outstanding when calculating basic and diluted earnings per share.

4.   NOTE P.  SEGMENT INFORMATION, PAGE 67.

        COMMENT -- Please tell us the operating segments that you have aggregated into your complementary services division and why the aggregation is consistent with the objective and basic principles of SFAS 131. Please specifically address why each of the segments have similar economic characteristics and share a majority of the aggregation criteria set forth in paragraph 17 of SFAS 131. Please refer to paragraph 19 of SFAS 131 and EITF 04-10. If the operating segments aggregated into the complementary service divisions do not have similar economic characteristics and share a majority of the aggregation criteria please revise your segment disclosures as appropriate.

        RESPONSE -- In accordance with paragraph 10 of SFAS 131 and based upon the monthly management report utilized by the Companies' CEO (our chief operating decision maker) to make decisions about resources to be allocated to the segments and assess segment performance, the Companies have three operating segments -- the Textbook Division, the Bookstore Division, and the Complementary Services Division. Relative to the Complementary Services Division, this monthly management report presents information on a combined basis and not for each business activity within the Complementary Services Division. The Textbook and Bookstore Divisions qualify as reportable operating segments in accordance with paragraph 18 of SFAS 131. Consistent with paragraph 18 of SFAS 131, as amended, separate disclosure of the Complementary Services Division segment information is provided as management believes that information about this operating segment would be useful to the readers of the consolidated financial statements.


5.   NOTE P.  SEGMENT INFORMATION, PAGE 67.

        COMMENT -- Please tell us whether EBITDA, the measure of segment profit or loss presented in conformity with SFAS 131, is adjusted to include amounts excluded from, or to exclude amounts included in, the measure reviewed by your chief operating decision maker in making decisions about resources to be allocated to segments and assessing segment performance. If so, you should revise your disclosure to present the measure of segment profit or loss that is reviewed by your chief operating decision maker. In addition, we note your disclosure that EBITDA is a non-GAAP measure useful in measuring liquidity and providing additional information for determining your ability to meet debt service requirements, the related disclosure on page 69 and the reconciliation to cash flows from operating activities as presented in your financial statements on page 70. Presentation of non-GAAP financial measures in financial statements is not permitted by Item 10(e) of Regulation S-K. Also, SFAS 131 does not require presentation on non-GAAP segment liquidity measures in segment information. Please tell us your basis for including these disclosures in your financial statements or revise as appropriate. Notwithstanding, you should continue to include the disclosures required by Item 10(e) of Regulation S-K in selected financial data and management's discussion and analysis of financial condition and results of operations when presenting EBITDA as non-GAAP financial and liquidity measures. Refer to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our web site at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

        RESPONSE -- Unadjusted EBITDA is included in the SFAS 131 footnote as it is the measure of segment profit or loss utilized by the Chief Executive Officer (chief operating decision maker) in making decisions about resources to be allocated to segments and assessing segment performance. EBITDA is also important to the Companies on an overall consolidated basis, as described elsewhere in the Companies' annual and quarterly reports, for a number of reasons, including (1) the Companies are highly-leveraged entities whose equity is not publicly traded; (2) management believes that EBITDA is useful in measuring liquidity and provides additional information for determining our ability to meet debt service requirements; and (3) the Senior Subordinated Notes, Senior Discount Debentures, and Senior Credit Facility also utilize EBITDA, as defined in those agreements, for certain financial covenants. We understand from referring to your Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (available on your web site at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm) that non-GAAP financial measures do not include financial measures that are required to be disclosed by Generally Accepted Accounting Principles (including financial measures required to be disclosed by SFAS 131). Accordingly, although we will continue to refer to EBITDA in the SFAS 131 footnote to the consolidated financial statements, beginning with the Annual Reports on



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

        Form 10-K for the year ended March 31, 2007, we will remove any reference in that footnote to EBITDA as a non-GAAP financial measure and will expand the footnote to explain that EBITDA is the measure of segment profit or loss utilized by the Chief Executive Officer.


6.   NOTE S.  SUBSEQUENT EVENTS, PAGE 71.

        COMMENT -- Please provide us your significance tests under Rule 3-05 of Regulation S-X indicating whether separate financial statements and related pro forma financial information is required pursuant to Items
        2.01 and 9.01 of Form 8-K.

        RESPONSE -- Our significance tests under Rule 3-05 of Regulation S-X are presented below. The results of such tests indicated that separate financial statements and related pro forma financial information for the CBA acquisition were not required pursuant to Items 2.01 and 9.01 of Form 8-K.


NBC Acquisition Corp.
SEC Significant Subsidiaries Test - CBA Acquisition


                                                                             Threshold               CBA**           Significant?
                                                                           ------------         ------------         ------------
NET INCOME BEFORE TAXES, EXTRAORDINARY ITEMS AND ACCOUNTING CHANGES:

 Fiscal Year Ended March 31, 2005*:                                        $  16,750,857
                                                                           =============
 Measurement Threshold:

    20%                                                                    $   3,350,171        $  2,264,635            No
                                                                           =============        ============          =====


TOTAL ASSETS:

 Fiscal Year Ended March 31, 2005*:                                        $ 629,166,142
                                                                           =============

 Measurement Threshold:

    20% - Investment                                                       $ 125,833,228        $ 18,827,876            No
                                                                           =============        ============          =====

    20% - Total Assets                                                     $ 125,833,228        $ 27,972,019            No
                                                                           =============        ============          =====

* - Acquisition occurred May 1, 2006 and March 31, 2006 Form 10-K filed June 29, 2006.

** - Most recently completed fiscal year at time of acquisition was June 30, 2005.


7.   ITEM 9A.  CONTROLS AND PROCEDURES, PAGE 72.

         COMMENT -- Item 308(c) of Regulation S-K requires disclosure of any change in your internal control over financial reporting that occurred during your last fiscal quarter (the fourth quarter in case of an annual report) that has materially affected, or is reasonably likely to affect, your internal control over financial reporting. Please revise to disclose any change in your internal control (or state that there were no changes in your internal control) over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting. Please note that the disclosure in your quarterly reports on Form 10-Q should be similarly revised. In addition, please confirm to us, if true, that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting. Please provide a similar representation for each of the quarters ended June 30, 2006, September 30, 2006 and December 31, 2006.

         RESPONSE -- We will revise our Part II, Item 9A disclosures in our Annual Reports on Form 10-K (beginning with the year ended March 31,
         2007) and our Part I, Item 4 disclosures in our Quarterly Reports on Form 10-Q (beginning with the quarter ended June 30, 2007) to disclose any change in our internal control (or will state that there were no changes in our internal control) over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We confirm that, except as otherwise noted in such disclosures, there were no changes in our internal control over financial reporting that occurred during the fiscal quarters ended March 31, 2006, June 30, 2006, September 30, 2006, and December 31, 2006 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.


8.   EXHIBIT 31.1 AND 31.2.

         COMMENT -- Please revise to conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K. In that regard, please replace "annual report" with "report" in paragraphs 2, 3 and 4 of the certifications.

         RESPONSE -- Beginning with our Annual Reports on Form 10-K for the year ended March 31, 2007, Exhibits 31.1 and 31.2 will be revised to conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K.


              FORM 10-Q FOR FISCAL QUARTER ENDED DECEMBER 31, 2006


9.   GENERAL.

         COMMENT -- Please address the comments above in future filings on Form 10-Q as applicable.

         RESPONSE -- The aforementioned comments which apply to Form 10-Q filings will be addressed beginning with the Quarterly Reports on Form 10-Q for the period ended June 30, 2007.


10.  FINANCIAL STATEMENTS -- NOTE 2.  STOCK-BASED COMPENSATION, PAGE 6.

         COMMENT -- Please tell us whether or not the liabilities incurred under the restricted stock awards are remeasured at the end of each reporting period, how you are measuring the fair value of the restricted stock at each reporting date and the basis for your determination of fair value. Refer to paragraph 38 of SFAS 123(R).

         RESPONSE -- Yes, the liability incurred with respect to the 4,200 shares of common stock issued under the 2005 Restricted Stock Plan is remeasured at the end of each reporting period. The fair value of such shares is measured as described in our response to Comment 3 above. Presently, the fair value of such shares ($0.7 million at December 31, 2006) is less than the $3.0 million minimum compensation benefit, so the present liability is calculated as the vested portion of the $3.0 million minimum compensation benefit (and associated cash bonuses to reimburse the shareholders for any tax impact). The vesting period is from March 31, 2006 through September 30, 2010.


If you have any questions concerning the above responses, please do not hesitate to contact either myself at (402) 421-0499 or Kevin D. Harford -- NBC Vice President, Financial Reporting at (402) 421-0425.

                                    Very truly yours,



                                    /s/  Alan G. Siemek
                                    -------------------------------------------
                                    Alan G. Siemek
                                    Vice President and Treasurer
                                    (Principal Financial and Accounting Officer)


                                       6